PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

05010821

Trappes, August 23, 2005

Your ref.: File No. 82-5212

SUPPL

Re: **<u>Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)</u>**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI

ON TOP OF THE FEED CHAIN

Positive expectations for the first six months results of 2005

Paris/Rotterdam, 4 August 2005

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first six months of 2005.

Better market conditions were confirmed with strong volume growth experienced in Premix, Pet food and Fish feed. Complete feed volumes declined with the focus being given to higher margin products resulting in increasing operating profitability.

Raw material prices decreased significantly over the last year. The knock-on effect of this was a reduction in selling prices. As a result, sales for the first half-year were EUR 742.4 millions, a reduction of 4.7%. Exchange rates, mainly Polish zloty, had a positive effect of EUR 36.9 million, whilst the impact of acquisitions and divestments reduced sales by EUR 12.1 million.

The expectations for the first six months are positive with a good improvement in the Group's profit from operations anticipated.

Revenues (in million €)	**30/06/2005 IFRS**	30/06/2004 IFRS (restated	Change 2005 IFRS/2004 restated	30/06/2004 reported
France	**70.9**	69.5	+2.0%	69.5
Poland	**178.3**	224.7	-20.6%	225.7
Rest of Europe	**305.3**	305.1	+0.1%	306.3
North America	**83.1**	79.5	+4.5%	80.9
Rest of the world	**104.8**	100.1	+4.7%	100.2
Total	**742.4**	778.9	**-4.7%**	782.6

Note: figures for 2005 have been prepared in accordance with IFRS standards. 2004 "IFRS" figures have been restated according to the same standards. 2004 "reported" figures are those originally reported under French GAAP. The differences are mainly cash discounts that were reported as financial expenses under French GAAP.

In France, sales increased in comparison to last year, mainly thanks to a good performance of the ruminant business.

In Poland, due to the high grain stocks, a number of customers started to use their own grain and switched from Complete feed to Premixes and Concentrates. This resulted in an overall higher profitability. The decrease in sales is also attributable to the impact of the declining raw material prices on selling prices.
The positive effect of the strengthening of the Polish zloty was partially offset by the impact of divestments, which decreased sales by EUR 14.5 millions.

In the Rest of Europe, good growth in volume and sales was achieved in The Netherlands, Spain and across most of Eastern Europe, notably the Czech Republic and Russia. Market circumstances in Hungary continued to be difficult. The gaining of a number of new customers helped Pet food continue its strong development.

In North America, revenues increased by 4.5 % with growth in both volumes and sales.

In the Rest of the world, almost all countries reported a substantial improvement in volumes and sales.

Outlook

First half-year results will be published on 13 September after market closing. The Group already foresees a good improvement in its profit from operations compared to the same period last year.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has annual sales of over € 1.5 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release can be downloaded from the Group's website: **http://www.provimi.com**

PROVIMI

ON TOP OF THE FEED CHAIN

Merger of Provimi's Polish subsidiaries completed

Paris/Rotterdam, 2 August 2005

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, announces the completion of the legal steps to merge its Polish subsidiaries Provimi Polska Holding and Rolimpex SA into Provimi-Rolimpex SA.

The intended merger was announced in November last year. The legal steps to merge the two Polish subsidiaries were completed with the approval by the Polish authorities and respective local shareholders' meeting and the registration at the Warsaw court with effect on the 1st of July. Provimi now holds 77.7% of the shares in Provimi-Rolimpex SA, which remains listed on the Warsaw stock exchange.

This merger marks another step in the development of Provimi's Polish activities and confirms its long-term commitment to the Polish market. The merger strengthens Provimi's position as the largest and leading animal nutrition group in Poland. By 2007, the merger is expected to generate PLN 19 million (EUR 4.5 million) in cost savings as a result of synergies between the two companies. It will also help Provimi to further increase its efficiency and competitiveness in Poland.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has sales of over € 1.5 billion. Provimi has over 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 1 34 82 79 04 or + 31 10 423 95 85

Press relations:
Miriam ter Braak: + 31 10 4 23 96 33, or mobile + 31 6 511 23 766

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi: first quarter volumes in line with last year, continued strong growth in high margin premix and pet food.

Paris/Rotterdam, 3 May 2005

The Provimi Group (listed on the Euronext stock market in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first quarter of 2005. Volumes were in line with last year with continued strong growth in high margin premixes and pet food, offset by lower complete feed volumes. Sales were EUR 360.0 million compared to EUR 374.0 for the same period last year, a decrease of 3.7%, almost completely explained by the impact of lower raw material prices largely passed on to customers. Exchange rates had a positive effect of EUR 18.0 million, mainly due to the recovery of the Polish zloty while the US dollar continued to have a negative effect.

Revenues (in million €)	31/03/2004 reported	31/03/2004 restated	**31/03/2005 IFRS**	Change 2005 IFRS/2004 restated
France	38.2	38.2	**36.7**	-3.9%
Poland	104.4	104.4	**88.9**	-14.8%
Rest of Europe	149.0	148.5	**145.4**	-2.1%
North America	38.9	38.2	**40.6**	+6.3%
Rest of the world	44.7	44.7	**48.4**	+8.3%
Total	375.2	374.0	**360.0**	**-3.7%**

Note: revenues for 2005 have been prepared in accordance with IFRS standards. "2004 restated" revenues have been restated according to the same standards. "2004 reported" figures are those originally reported under French GAAP.

In France, sales went down compared to last year in a difficult market and in spite of a good performance of the dairy business.

Despite the positive effect of the recovery of the Polish zloty, sales in Poland decreased. This was mainly due to lower selling prices that followed the declining raw material cost, particularly grains and protein sources like soybean meal. Strong growth in premixes and specialties was offset by lower complete feed volumes.

In the rest of Europe, good growth in volume and sales was reached in Germany, The Netherlands, Italy, Czech Republic, Romania and Russia. Elsewhere, sales were somewhat behind last year, influenced by the passing on of lower raw material costs.

In North America, in spite of a negative currency effect of 5 %, revenues went up 6 % with growth in volumes and sales.

In the rest of the world, progress was broad based with almost all countries showing substantial improvements in volumes and sales.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has sales of over € 1.5 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release can be downloaded from the Group's website: **http://www.provimi.com**